FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of May, 2013

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

506 – 675 West Hastings Street

Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF THE SHAREHOLDERS OF ALBERTA STAR DEVELOPMENT CORP.

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the Shareholders of Alberta Star Development Corp. (hereinafter called the “Company”), will be held at the offices of Miller Thomson LLP at 1000-840 Howe Street, in the City of Vancouver, Province of British Columbia, on the 12th day of June, 2013, at the hour of 10:00 a.m. (local time) for the purpose of:

1.

receiving the auditor’s report and the audited financial statements of the Company for the fiscal year ended November 30, 2012;

2.

fixing the number of Directors of the Company at six (6);

3.

electing Directors as nominated by management for the ensuing year;

4.

appointing James Stafford, Chartered Accountants, as the auditor of the Company for the ensuing year and authorizing the Directors to fix their remuneration;

5.

considering and, if thought advisable, passing, with or without variation, the special resolution as more particularly set forth in the accompanying management information circular (the “Information Circular”) prepared for the purpose of the Meeting, approving the reduction of the stated capital account of the common shares of the Company;

6.

considering and, if thought advisable, passing, with or without variation, the special resolution as more particularly set forth in the Information Circular prepared for the purpose of the Meeting, approving an amendment to the articles of the Company to change the name of the Company;

7.

considering and, if thought advisable, passing, with or without variation, the ordinary resolution as more particularly set forth in the Information Circular prepared for the purpose of the Meeting, approving the adoption of an advance notice policy;

8.

considering and, if thought advisable, passing, with or without variation, the ordinary resolution as more particularly set forth in the Information Circular prepared for the purpose of the Meeting, approving the adoption of the amended stock option plan of the Company; and

9.

transacting such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying and forming part of this Notice.

All registered Shareholders are entitled to attend and vote at the Meeting in person or by proxy. Shareholders who are unable to attend the Meeting in person are requested to date and sign the enclosed form of instruction of proxy and to return it to Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (exclusive of Saturdays, Sundays and Holidays) before the Meeting. If a Shareholder does not deliver a proxy in accordance with these instructions or to the presiding officer of the general meeting, then the Shareholder will not be entitled to vote at the meeting by proxy.

Non-registered Shareholders who receive this Notice and Information Circular from their broker or other intermediary should complete and return the proxy or voting instruction form in accordance with the instructions provided with it.  Failure to do so may result in the shares of the non-registered Shareholders not being eligible to be voted at the Meeting. An Information Circular, a form of proxy, voting instruction form and financial statements request form accompany this notice.

DATED at Vancouver, British Columbia, this 10th day of May, 2013.

BY ORDER OF THE BOARD

“Stuart Rogers”

Stuart Rogers
Director

ALBERTA STAR DEVELOPMENT CORP.

INFORMATION CIRCULAR
(as at May 10, 2013, unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular is provided in connection with the solicitation of proxies by the management of Alberta Star Development Corp. (the “Company”) for use at the annual general and special meeting of the shareholders of the Company to be held on June 12, 2013 (the “Meeting”), at the time and place and for the purposes set out in the accompanying notice of meeting and at any adjournment thereof.  The solicitation will be made by mail and may also be supplemented by telephone or other personal contact to be made without special compensation by directors, officers and employees of the Company.  The Company will bear the cost of this solicitation.  The Company will not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

Registered shareholders may vote their common shares by attending the Meeting in person or by completing the enclosed proxy. Registered shareholders should deliver their completed proxies to Computershare Trust Company of Canada, Proxy Dept., 100 University Avenue, 9th floor, Toronto, Ontario, M5J 2Y1 or by facsimile at 1-866-2497775 or (416) 263-9524 (by mail, telephone or internet according to the instructions on the proxy), not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, otherwise the shareholder will not be entitled to vote at the Meeting by proxy.

The persons named in the proxy are directors and officers of the Company and are proxyholders nominated by management.  A shareholder has the right to appoint a person other than the nominees of management named in the enclosed instrument of proxy to represent the shareholder at the Meeting.  To exercise this right, a shareholder must insert the name of its nominee in the blank space provided.  A person appointed as a proxyholder need not be a shareholder of the Company.

A registered shareholder may revoke a proxy by:

(a)

signing a proxy with a later date and delivering it at the place and within the time noted above;

(b)

signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and delivering it to the head office of the Company, 506-675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof,

(c)

attending the Meeting or any adjournment thereof and registering with the scrutineer as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)

in any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name.  Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such shareholders herein referred to as “Beneficial Shareholders”) should note that only proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting.  If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder.  Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker.  In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms.  Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder.  Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients.  Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings.  Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the notice of meeting, this Information Circular and a request for voting instructions (a “VIF”), instead of a proxy (the notice of Meeting, Information Circular and VIF or proxy are collectively referred to as the “Meeting Materials”) directly to the NOBOs and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to OBOs.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on the Beneficial Shareholder’s behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada.  Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions.  A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting.  The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted.  If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own.  A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered shareholders have the right to revoke a proxy.  A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to shareholders in this Information Circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company’s shares.  If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.  By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

If a shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by proxy will be voted or withheld from voting by the proxy holder in accordance with those instructions on any ballot that may be called for.  In the enclosed form of proxy, in the absence of any instructions in the proxy, it is intended that such shares will be voted by the proxyholder, if a nominee of management, in favour of the motions proposed to be made at the meeting as stated under the headings in the notice of meeting accompanying this Information Circular.  If any amendments or variations to such matters, or any other matters, are properly brought before the Meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder other than the nominees of management named in the instrument of proxy with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting.  To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon.  This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this Information Circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors, approval of the Plan (as defined herein) or the appointment of auditors:

(a)

each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)

each proposed nominee for election as a director of the Company; and

(c)

each associate or affiliate of any of the foregoing.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of the Company consists of an unlimited number of common shares. On April 23, 2013 (the “Record Date”), the Company had 21,403,974 common shares outstanding. All common shares in the capital of the Company are of the same class and each carries the right to one vote. Only those shareholders of record on the Record Date are entitled to attend and vote at the Meeting.

To the knowledge of the directors and executive officers of the Company, as of the date of this Information Circular, no person is the registered holder of 10% or more of the common shares of the Company other than CDS & Co. which is the registered holder of 21,348,577 common shares representing 99.74% of the issued and outstanding common shares. To the knowledge of the directors and executive officers of the Company, as of the date of this Information Circular no person beneficially owns, directly or indirectly, or exercise control or direction over 10% or more of the common shares of the Company, other than Guido Cloetens who is the beneficial owner of 2,215,000 common shares representing 10.35% of the issued and outstanding common shares.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Interpretation

“Named executive officer” (“NEO”) means:

(a)

a Chief Executive Officer (“CEO”);

(b)

a Chief Financial Officer (“CFO”);

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The NEOs who are the subject of this Compensation Discussion and Analysis are Stuart Rogers (Interim CEO), Tim Coupland (Former CEO) and Gordon Steblin (CFO).

Compensation Program Objectives

The objectives of the Company’s executive compensation program are as follows:

•

to attract, retain and motivate talented executives who create and sustain the Company’s continued success;

•

to align the interests of the Company’s executives with the interests of the Company’s shareholders; and

•

to provide total compensation to executives that is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Overall, the executive compensation program aims to design executive compensation packages that meet executive compensation packages for executives with similar talents, qualifications and responsibilities at companies with similar financial, operating and industrial characteristics.  The Company is a junior mineral exploration company involved in exploration and development of early-stage mineral properties and will not be generating significant revenues from operations for a significant period of time.  As a result, the use of traditional performance standards, such as corporate profitability, is not considered by the Company to be appropriate in the evaluation of the performance of the NEOs.

Purpose of the Compensation Program

The Company’s executive compensation program has been designed to reward executives for reinforcing the Company’s business objectives and values, for achieving the Company’s performance objectives and for their individual performances.

Elements of Compensation Program

The executive compensation program consists of a combination of consulting fees, performance bonus and stock option incentives.

Purpose of Each Element of the Executive Compensation Program

The consulting fees of a NEO are intended to attract and retain executives by providing a reasonable amount of non-contingent remuneration.

In addition to a fixed consulting fee, each NEO is eligible to receive a performance-based bonus meant to motivate the NEO to achieve short-term goals.  The pre-established, quantitative target(s) used to determine performance bonuses are set each fiscal year.  Awards under this plan are made by way of cash payments only, which payment are made at the end of the fiscal year.

Stock options are generally awarded to NEOs on an annual basis based on performance measured against set objectives.  The granting of stock options upon hire aligns NEOs’ rewards with an increase in shareholder value over the long term.  The use of stock options encourages and rewards performance by aligning an increase in each NEO’s compensation with increases in the Company’s performance and in the value of the shareholders’ investments.

Determination of the Amount of Each Element of the Executive Compensation Program, Compensation Risk and Compensation Governance

Compensation of the NEOs of the Company is reviewed annually by the Board of Directors of the Company (the “Board”), which approves the compensation of the NEOs. The Company does not presently have a compensation committee and the Company has not retained any compensation advisor or compensation consultant in respect of its compensation policies.

Commencing in 2013, the Board intends to review from time to time and at least once annually, the risks, if any, associated with the Company’s compensation policies and practices at such time. Such a review occurred at the time of preparation of this Compensation Discussion & Analysis. Implicit in the Board’s mandate is that the Company’s policies and practices respecting compensation, including those applicable to the Company’s executives, be designed in a manner which is in the best interests of the Company and its shareholders and risk implications is one of many considerations which are taken into account in such design.

It is anticipated that the majority of the Company’s executive compensation will consist of options granted under the Plan. Such compensation is both “long term” and “at risk” and, accordingly, is directly linked to the achievement of long term value creation. As the benefits of such compensation, if any, are not realized by the executive until a significant period of time has passed, the ability of executives to take inappropriate or excessive risks that are beneficial to them from the standpoint of their compensation at the expense of the Company and its shareholders is limited.

The other two elements of compensation, consulting fees and performance bonuses, represent the remaining portion of an executive’s total compensation. While neither salary nor bonus are “long term” or “at risk”, as noted above, these components of compensation are not at a level of total compensation whereby an executive would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them from the standpoint of their short term compensation when their long term compensation might be put at risk from their actions.

Due to the small size of the Company, and the current level of the Company’s activity, the Board are able to closely monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular Board meetings during which, financial and other information of the Company are reviewed, and which includes executive compensation. No risks have been identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

NEOs and directors of the Company are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation of the NEOs of the Company is reviewed annually by the Board, which approves the compensation of the NEOs.

Consulting Fees

Consulting Fees for NEOs are expected to continue to be set annually, having regard to the individual’s job responsibilities, contribution, experience and proven or expected performance, as well as to market conditions. In setting base compensation levels, consideration is to be given to such factors as level of responsibility, experience and expertise. Subjective factors such as leadership, commitment and attitude are also to be considered. The Company has not established performance goals for its NEOs.

Performance Bonuses

Given the size and nature of the Company’s operations, the Company does not offer the NEOs performance bonuses.

Stock Options

The Company has established a formal incentive stock option plan (the “Plan”) under which stock options are granted to directors, officers, employees and consultants as an incentive to serve the Company in attaining its goal of improved shareholder value.  The Board determines which NEOs (and other persons) are entitled to participate in the incentive stock option plan; determines the number of options granted to such individuals; and determines the date on which each option is granted and the corresponding exercise price. For further information regarding the Plan refer to “Particulars of Matters to be Acted On – Stock Option Plan.

The Board makes these determinations subject to the provisions of the incentive stock option plan and, where applicable, the policies of the Exchange.

Previous grants of option-based awards are taken into account when considering new grants.

Link to Overall Compensation Objectives

Each element of the executive compensation program has been designed to meet one or more objectives of the overall program. The granting of stock options has been designed to provide total compensation which the Board believes is competitive with that paid by other companies of comparable size engaged in similar business in appropriate regions.

Summary Compensation Table

The following table presents information concerning all compensation paid, payable, awarded, granted, given, or otherwise provided, directly or indirectly, to NEOs by the Company and its subsidiaries for services in all capacities to the Company during the three most recently completed financial years:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)(6)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans	Long-term incentive plans
Tim Coupland, Former CEO(1)	2012	337,500(5)	Nil	12,256	Nil	Nil	Nil	12,000(4)	361,756
	2011	350,000	Nil	94,800	Nil	Nil	Nil	12,000(4)	456,800
	2010	350,000	Nil	Nil	50,000	Nil	Nil	12,000(4)	412,000
Gord Steblin, CFO	2012	Nil	Nil	19,184	Nil	Nil	Nil	76,000(3)	95,184
	2011	Nil	Nil	15,600	Nil	Nil	Nil	70,500(3)	86,100
	2010	Nil	Nil	Nil	10,000	Nil	Nil	66,000(3)	76,000
Stuart Rogers Interim CEO(1)	2012	Nil	Nil	14,991	Nil	Nil	Nil	47,500(2)	62,491

Note:
(1) Mr. Coupland resigned as CEO on July 10, 2012 and was replaced by Mr. Rogers who is acting as Interim CEO.
(2) Management fees paid to a company controlled by Mr. Rogers.
(3) Fees paid to a company controlled by Mr. Steblin.
(4) Vehicle allowance.
(5) Includes $204,167 paid as severance.
(6) Securities under option / SARS granted” are granted made under the stock option plan of the Company. “SAR”    means stock appreciation rights. Stock options were granted on January 9, 2012 with a calculated fair value of $0.12255 per share, July 10, 2012 with a calculated fair value of $0.08819 per share and October 12, 2012 with a calculated fair value of $0.09993 per share using the Black Scholes option pricing model.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to the NEOs of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(3)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Tim Coupland, Former CEO(2)	Nil	n/a	n/a	Nil	Nil	Nil
Gord Steblin, CFO	50,000 75,000 100,000 65,000	1.00 0.21 0.20 0.48	July 2, 2014 Jan. 9., 2015 Oct. 12, 2015 Dec. 7, 2012	Nil	Nil	Nil
Stuart Rogers, Interim CEO(2)	50,000 75,000 150,000 65,000	1.00 0.21 0.20 0.48	July 2, 2014 Jan. 9, 2015 Oct. 12, 2015 Dec. 7, 2012	Nil	Nil	Nil

Notes:
(1) Securities under options are indicated on a post-consolidation basis.  Effective March 12, 2010, the Company’s Common Shares were consolidated on a 5:1 basis.
(2) Mr. Coupland resigned as CEO on July 10, 2012 and was replaced by Mr. Rogers who is acting as Interim CEO.
(3) Based on a closing price for the common shares of $0.17 on November 30, 2012.

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for each NEO during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)(2)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Tim Coupland, Former CEO(1)	12,256	Nil	Nil
Gord Steblin, Chief Financial Officer	19,184	Nil	Nil
Stuart Rogers, Interim CEO(1)	14,991	Nil	Nil

Note:
(1) Mr. Coupland resigned as CEO on July 10, 2012 and was replaced by Mr. Rogers who is acting as Interim CEO.
(2) Securities under option / SARS granted” are granted made under the stock option plan of the Company. “SAR”    means stock appreciation rights. Stock options were granted on January 9, 2012 with a calculated fair value of $0.12255 per share, July 10, 2012 with a calculated fair value of $0.08819 per share and October 12, 2012 with a calculated fair value of $0.09993 per share using the Black Scholes option pricing model.

Pension Plan Benefits – Defined Benefits Plan

The Company does not have a Defined Benefits Pension Plan.

Pension Plan Benefits – Defined Contribution

The Company does not have a Defined Contribution Pension Plan.

Termination and Change of Control Benefits

The Company has entered into a two-year consulting agreement dated February 2, 2012 with Goring Development Corp., whose key employee is Gordon Steblin, the Chief Financial Officer of the Company, to provide duties normally associated with the position of a chief financial officer of a public company for a monthly fee of $6,500. In the event of termination without cause or a change of control of the Company, a termination fee of $39,000 would be payable.

Director Compensation

Director Compensation Table

The following table sets forth information with respect to all amounts of compensation provided to the directors of the Company for the most recently completed financial year.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)(1)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Tom Ogryzlo	5,000	Nil	16,607	Nil	Nil	Nil	21,607
Edward Burylo	7,000	Nil	19,184	Nil	Nil	Nil	26,184
Robert Hall(3)	Nil	Nil	19,184	Nil	Nil	80,000	99,184
Brian Morrison	7,000	Nil	19,184	Nil	Nil	Nil	26,184
Guido Cloetens	5,000	Nil	16,607	Nil	Nil	Nil	21,607
Stuart Rogers(2)	2,000	Nil	9,191	Nil	Nil	Nil	11,191

Notes:

(1) Securities under option / SARS granted” are granted made under the stock option plan of the Company. “SAR”    means stock appreciation rights. Stock options were granted on January 9, 2012 with a calculated fair value of $0.12255 per share, July 10, 2012 with a calculated fair value of $0.08819 per share and October 12, 2012 with a calculated fair value of $0.09993 per share using the Black Scholes option pricing model.
(2) Only includes amounts paid to Mr. Rogers as a director prior to his appointment has interim Chief Executive Officer of the Company.
(3) Compensation to Mr. Hall relates in part to his role as Vice-President Corporate Development. As Mr. Hall is not a NEO, this compensation is included in the director compensation.

Share-Based Awards, Options-Based Awards and Non-Equity Incentive Plan Compensation

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to the directors of the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Tom Ogryzlo	75,000 100,000	0.165 0.20	July 10, 2015 Oct. 12, 2015	375	Nil	Nil
Edward Burylo	50,000 75,000 100,000 65,000	1.00 0.21 0.20 0.48	July 2, 2014 Jan. 9., 2015 Oct. 12, 2015 Dec. 7, 2012	Nil	Nil	Nil
Robert Hall	50,000 75,000 100,000 65,000	1.00 0.21 0.20 0.48	July 2, 2014 Jan. 9., 2015 Oct. 12, 2015 Dec. 7, 2012	Nil	Nil	Nil
Brian Morrison	30,000 75,000 100,000 65,000	1.00 0.21 0.20 0.48	July 2, 2014 Jan. 9., 2015 Oct. 12, 2015 Dec. 7, 2012	Nil	Nil	Nil
Guido Cloetens	75,000 100,000	0.165 0.20	July 10, 2015 Oct. 12, 2015	375	Nil	Nil
Stuart Rogers	50,000 75,000 150,000 65,000	1.00 0.21 0.20 0.48	July 2, 2014 Jan. 9., 2015 Oct. 12, 2015 Dec. 7, 2012	Nil	Nil	Nil

Notes:

(1) Based on a closing price for the common shares of $0.17 on November 30, 2012.

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for the directors of the Company during the most recently completed financial year:

Name	Option-based awards – Value vested during the year ($)(1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Tom Ogryzlo	16,607	Nil	Nil
Edward Burylo	19,184	Nil	Nil
Robert Hall	19,184	Nil	Nil
Brian Morrison	19,184	Nil	Nil
Guido Cloetens	16,607	Nil	Nil
Stuart Rogers	9,191	Nil	Nil

Notes:

(1) Securities under option / SARS granted” are granted made under the stock option plan of the Company. “SAR”    means stock appreciation rights. Stock options were granted on January 9, 2012 with a calculated fair value of $0.12255 per share, July 10, 2012 with a calculated fair value of $0.08819 per share and October 12, 2012 with a calculated fair value of $0.09993 per share using the Black Scholes option pricing model.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table sets out, as of the end of the most recently completed financial year, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	2,025,000	$0.36	115,397
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,025,000	$0.36	115,397(2)

Notes:
(1) The Company’s incentive stock option plan currently reserves 10% of the Common Shares outstanding from time to time for issuance pursuant to options. If approved, the Amended Plan (as defined herein) would reserve 20% of the Common Shares outstanding as at the date of shareholder approval of the Amended Plan.

(2) Subsequent to November 30, 2012, 450,000 options expired.

CORPORATE GOVERNANCE

Board of Directors

The Board presently has six (6) directors, three (3) of whom are independent.  The definition of independence used by the Company is that used by the Canadian Securities Administrators, which is set out in section 1.4 of National Instrument 52-110 Audit Committees (“NI 52-110”).  A director is independent if he has no direct or indirect material relationship to the Company.  A “material relationship” is a relationship which could, in the view of the Board of Directors, be reasonably expected to interfere with the exercise of the director’s independent judgment.  Certain types of relationships are by their very nature considered to be material relationships and are specified in section 1.4 of NI 52-110.

Tom Ogryzlo, Brian Morrison and Edward Burylo are considered to be independent directors. Stuart Rogers and Robert Hall are not considered to be independent as they are management of the Company. Guido Cloetens is not considered to be independent by virtue of his beneficial ownership of more than 10% of the Company’s issued and outstanding common shares.

In the event that the proposed nominees of the Company are elected at the Meeting, the Board would be comprised of six (6) directors of whom three (3) would be independent. Tom Ogryzlo, Martin Burian and Erwin Holsters would be considered to be independent directors. Stuart Rogers and Robert Hall would not be considered to be independent as they are management of the Company. Guido Cloetens would not be considered to be independent by virtue of his beneficial ownership of more than 10% of the Company’s issued and outstanding common shares.

The Board believes that the principal objective of the Company is to generate economic returns with the goal of maximizing shareholder value, and that this is to be accomplished by the Board through its stewardship of the Company.  In fulfilling its stewardship function, the Board’s responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues.  Directors are involved in the supervision of management.

Pursuant to the Business Corporations Act (Alberta), directors must declare any interest in a material contract or transaction or a proposed material contract or transaction.   Further, the independent members of the Board of Directors meet independently of management members when warranted.  During the most recently completed financial year, the Board of Directors met 10 times and all members of the Board were in attendance at each meeting. The independent directors met twice time without the non-independent members of the Board in attendance.

Other Directorships

The directors and proposed directors of the Company are also directors of the following other reporting issuers:

Current Director / Nominee	Other Directorships of other Reporting Issuers
Tom Ogryzlo	Baja Mining Corp. Vista Gold Corp. Aura Minerals Corp.
Edward Burylo	Arctic Hunter Energy Corp.
Robert Hall	Windfire Capital Corp. Touchdown Resources Inc. Arctic Hunter Energy Corp. Doubleview Capital Corp. Dynamic Gold Corp.
Stuart Rogers	TerraX Minerals Inc. MAX Resource Corp. Orefinders Resources Inc.
Brian Morrison	Redhill Resources Corp. Windfire Capital Corp. Touchdown Resources Inc. High North Resources Ltd. Saber Capital Corp. Decade Resources Ltd.
Guido Cloetens	n/a
Martin Burian	n/a
Erwin Holsters	n/a

Orientation and Continuing Education

The Company has not yet developed an official orientation or training program for directors.  If and when new directors are added, however, they have the opportunity to become familiar with the Company by meeting with other directors and with officers and employees of the Company. As each director has a different skill set and professional background, orientation and training activities are and will continue to be tailored to the particular needs and experience of each director. The Company’s financial and legal advisers are also available to the Company’s directors.

Nomination of Directors

The Company does not have a formal process or committee for proposing new nominees for election to the Board of Directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Compensation

The Board has not established a Compensation Committee. The Board as a whole is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions.  In fulfilling its responsibilities, the Board evaluates the performance of the chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Other Board Committees

The Board has not established any committees other than the Audit Committee.

Assessments

There is no formal committee with the responsibility for assessing the effectiveness of the Board of Directors as whole.  The Board as a group regularly reviews its performance and assesses the effectiveness of the Board as a whole.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITORS

General

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company’s financial statements and the independence and performance of the Company’s external auditor, acting as a liaison between the Board and the Company’s external auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Audit Committee Charter

The Board has adopted an Audit Committee Charter, which sets out the Audit Committee’s mandate, organization, powers and responsibilities.  The Audit Committee Charter is attached as Schedule “A” to this Information Circular.

Composition

As the shares of the Company are listed on the TSX Venture Exchange (the “Exchange”), it is categorized as a venture issuer.  As a result, the Company is exempt from the requirements of Part 3 (Composition of the Audit Committee) of NI 52-110.

The Audit Committee consists of the following thee (3) directors.  Also indicated is whether they are “independent” and “financially literate”.

Name of Member	Independent (1)	Financially Literate (2)
Brian Morrison	Yes	Yes
Edward Burylo	Yes	Yes
Tom Ogryzlo	Yes	Yes

(1)

A member of the Audit Committee is independent if he has no direct or indirect “material relationship” with the Company.  A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.  An executive officer of the Company, such as the President, is deemed to have a material relationship with the Company.

(2)

A member of the Audit Committee is financially literate if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

In the event that the proposed nominees of the Company are elected at the Meeting, it is anticipated that Mssrs. Morrison and Burylo would be replaced on the Audit Committee by Mr. Burian and Mr. Holsters and the Audit Committee would be as follows:

Name of Proposed Member	Independent (1)	Financially Literate (2)
Martin Burian	Yes	Yes
Erwin Holsters	Yes	Yes
Tom Ogryzlo	Yes	Yes

Relevant Education and Experience

All of the members and proposed members of the Company’s audit committee have gained their education and experience by participating in the management of private and publicly traded companies and all member are “financially literate”, meaning that they have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can be reasonably expected to be raised by the Company’s financial statements.  The education, current and past experience of each Audit Committee member and proposed member that is relevant to the performance of his responsibilities as an Audit Committee member is summarized below:

Name	Education and Experience
Brian Morrison	Consultant for a number of listed junior mining companies on the TSX Venture Exchange. Former manager at Computershare Investor Services.
Edward Burylo

Independent businessman who has provided consulting services to junior venture companies since 1991; President, CEO, treasurer and a director of Azzoro Inc., a  United States reporting issuer involved in  mineral property exploration, from January 2004 to present.

Tom Ogryzlo

Has served as a director of many public companies, including Franco Nevada Mining Corp, Vista Gold, Aura Minerals, Baja Mining and Tiomin Resources. During 2011, Mr. Ogryzlo served as Interim CEO of Aura Minerals Inc. until a permanent replacement could be located and is currently the Chairman and Interim CEO of Baja Mining Corp.

Martin Burian	Managing Director, Investment Banking at Haywood Securities Inc.
Erwin Holsters	Senior private banker at ABN Amro Private Bank

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of NI 52-110 or an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions) of NI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, as provided for in NI 52-110 the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by NI 52-110.

External Auditor Service Fees (By Category)

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees(3)	All Other Fees (4)	Total Fees
November 30, 2012	$43,463	$4,584	$3,000	Nil	$51,047
November 30, 2011	$42,000	$3,163	$3,000	Nil	$48,163

(1) The aggregate fees billed by the Company’s auditor for audit fees.

(2) The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the “Audit Fees” column.

(3) The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance, tax advice and tax planning.

(4) The aggregate fees billed for professional services other than those listed in the other three columns.

Exemption

Pursuant to section 6.1 of NI 52-110, the Company is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of NI 52-110 because it is a venture issuer.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or executive officers of the Company or any subsidiary thereof, has more than “routine indebtedness” to the Company or any subsidiary thereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Unless otherwise disclosed herein, no informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year, which has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed by the Company during the course of the year or as disclosed herein.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

The directors of the Company are elected annually and hold office until the next annual general and special meeting of the shareholders or until their successors are elected.  The management of the Company proposes to nominate the persons listed below for election as directors of the Company to serve until their successors are elected or appointed.  In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted FOR the nominees listed in this Information Circular.  Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in his proxy that his shares are to be withheld from voting in the election of directors. Each director elected will hold office until the next annual Meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the By-Laws of the Company.

The following table sets out the names of the nominees for election as directors, the offices they hold within the Company, their occupations, the length of time they have served as directors of the Company, and the number of shares of the Company and its subsidiaries which each beneficially owns directly or indirectly or over which control or direction is exercised as of the date of the notice of meeting:

Name, jurisdiction of residence and office held	Principal occupation in the last five years	Director since	Number of common shares beneficially owned
Stuart Rogers British Columbia, Canada Interim Chief Executive Officer and Director	President of West Oak Capital Group, Inc.	March 1, 2007	114,000
Robert Hall British Columbia, Canada Vice President, Corporate Development and Director	Vice President, Corporate Development of the Company since January 31, 2012; Manager of Field Operations of the Company from September 27, 2006 to January 31, 2012	September 27, 2006	72,700
Martin Burian, CA, CBV (2) Vancouver, British Columbia Nominee Director	Managing Director, Investment Banking at Haywood Securities Inc. since 2010; President of Bolder Investment Partners, 2009-2010	Nominee	95,500
Erwin Holsters(2) Brussels, Belgium Nominee Director	Senior Private Banker at ABN Amro Private Bank since 2010; Client Relationship Manager, Robeco/ Kaupthing Bank, 2007-2009	Nominee	Nil
Tom Ogryzlo(1) (2) San Jose, Costa Rica Director	Interim CEO of Baja Mining Corp.; former VP Latin America of Ram Power	July 10, 2012	Nil
Guido Cloetens Belgium Director	President of NV La Vérité and SW Oil & Gas Corp. since 1999; Senior Investment Advisor for Brussels, ABN Amro Private Bank from 2007 to 2011	July 10, 2012	2,215,000

Notes:

(1) Current member of the Company’s Audit Committee

(2) Proposed member of the Company’s Audit Committee

The above information, including information as to common shares beneficially owned, has been provided by the respective directors individually.

Other than as set out below with respect to Stuart Rogers, no proposed director of the Company

(a)

is, as at the date of this Information Circular, or has been, within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that,

(i)

was the subject:

(A)

of a cease trade order;

(B)

an order similar to a cease trade order; or

(C)

an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days,

while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to:

(A)

a cease trade order;

(B)

an order similar to a cease trade order; or

(C)

an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days,

after the proposed director was acting in the capacity as director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, other than:

Mr. Rogers was an officer of Randsburg International Gold Corp. (“Randsburg”), which was issued a cease trade order by the British Columbia Securities Commission (the “BCSC”) on August 9, 2006 for failing to file a technical report on certain of its properties. The cease trade order was rescinded by the BCSC on April 25, 2007 upon the filing of a revised technical report by Ransburg. The TSX Venture Exchange (“TSXV”) reinstituted trading of Randsburg’s common shares on May 15, 2007;

(a)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(c)

has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

Appointment of Auditor

The management of the Company intends to nominate James Stafford, Chartered Accountants of Vancouver, British Columbia for appointment as auditors of the Company.  Forms of proxy given pursuant to the solicitation of the management of the Company, will, on any poll, be voted as directed and, if there is no direction, be voted FOR the appointment of James Stafford, Chartered Accountants of Vancouver, British Columbia at a remuneration to be fixed by the directors. James Stafford, Chartered Accountants has been the auditors of the Company since September 27, 2000.

Reduction of Stated Capital

General

The stated capital of the shares of the Company is relevant, primarily, for legal, accounting and income tax purposes in that the amount of such capital will affect the Company's ability to pay dividends, effect distributions or purchase its own shares.  The income tax consequences of receiving a distribution by way of a reduction of stated capital may be more favourable than receiving a similar distribution by way of a dividend (see "Certain Canadian Federal Income Tax Considerations" below).

Pursuant to subsection 38(1) of the Alberta Business Corporations Act (the "ABCA"), a company may reduce its capital if it is authorized to do by a special resolution, provided that there be no reasonable grounds for believing that: (a) the company is, or would after the reduction be, unable to pay its liabilities as they become due, or (b) the realizable value of the company’s assets would thereby be less than the aggregate of its liabilities.

The Board is proposing that the shareholders of the Company approve a special resolution (the "Reduction Resolution") which will give it the authority, if deemed appropriate by the Board without further act on the part of the shareholders, to make a special cash distribution to the Shareholders derived from the proceeds received from the sale of the Company’s interest in various heavy oil and gas assets (the “Disposed Assets”), resulting in a reduction of the stated capital maintained in respect of the Common Shares of the Company.  Under the proposed resolution, the Board will have the authority to make one special distribution (the "Special Distribution") by way of reduction of stated capital in the amount of approximately $1,800,000.

The cash distribution of capital will not take place unless approved at the Meeting by a special resolution of the Shareholders, which requires two-thirds of the votes cast in person or by proxy.  The distribution will take place upon certain conditions becoming satisfied.  If approved, it is expected that the Special Distribution of approximately $0.083 per share will occur as soon as practicable after shareholder approval, with a record date for shareholders entitled to return of capital on a date to be determined in accordance with regulatory requirements.

The purpose of seeking shareholder approval is to give the Company the flexibility to make a Special Distribution to the Shareholders in a tax efficient manner.  The Board has determined, subject to shareholder approval, that the Special Distribution is to be effected in cash by no later than June 30, 2013.

There is no guarantee that the Board will act on the authority granted to it by the Shareholders, assuming the Special Distribution is approved, or that a reduction of capital will actually be effected.

Although the Reduction Resolution would permit the reduction of capital payable in cash, determining to proceed with any such action will involve a careful review of the Company's financial position and liquidity requirements, and a number of other considerations.  At this time it is management's intent to proceed as soon as possible with the Special Distribution, unless conditions change between the date hereof and the date of such distribution.

Background

The Company is proposing to its Shareholders to approve of a reduction in capital in order to grant to the Board the authority to proceed with the Special Distribution.  The Board is of the view that proceeding with the Special Distribution by way of return of capital will be beneficial to the Shareholders of the Company for the following reasons:

(a)

In view of the current conditions of the global stock market, which presents many opportunities as well as contains risks, management believes that Shareholders would prefer to have cash in hand rather than hold relatively illiquid shares of a company whose trading volume is low. Average daily trading volume of the Company from April 30, 2012 to April 30, 2013 was 23,360.

(b)

Under the authority to be granted pursuant to the Reduction Resolution being sought, the Board will be in a position to transfer cash to the Shareholders on a tax effective basis, if deemed appropriate by the Board and taking into account the financial condition of the Company; and

(c)

The Special Distribution will be treated as a return of capital from a Canadian tax point of view, the Canadian income tax consequences of which will be more favourable than receiving similar distributions by way of dividends. (see "Certain Canadian Federal Income Tax Considerations").

Reduction Resolution

On May 10, 2013, the Board concluded that the issuance of a Special Distribution was in the best interests of the Company and the Shareholders and recommends that the Shareholders vote FOR the approval of the Reduction Distribution.  The Reduction Resolution gives the authority to the Board to effect, at such time(s), if any, that it shall deem appropriate, a Special Distribution of cash in consideration and exchange for reductions of the stated capital in respect of the Common Shares in an amount of approximately $1,800,000.

To be passed, the Reduction Resolution needs to be approved by at least two-thirds of the votes cast at the Meeting by proxy or in person. If the Special Resolution is passed by the requisite majority, management intends to distribute the cash comprising the Special Distribution.

If you do not specify how you want your shares voted, the persons named as proxyholders will cast the votes represented by proxy at the Meeting FOR the passing of the special resolution approving the Special Distribution as required under section 38(1) of the ABCA.

The complete text of the special resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without variation, is set forth below.

“Be it resolved as a special resolution of the Company that:

1.

pursuant to the provisions of section 38(1) of the Business Corporations Act (Alberta) the stated capital account maintained by the Company in respect of the Common Shares be reduced by an amount of approximately $1,800,000 as at the date determined by the directors of the Company by and for the purpose of making a special cash distribution to the shareholders of the Company in such amount, if and when deemed appropriate by the Board without further act on the part of the shareholders of the Company;

2.

the shareholders of the Company hereby expressly authorize the Board to revoke  this resolution before it is acted upon without requiring further approval of the shareholders in that  regard; and

3.

any one (or more) director or officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this resolution.”

Canadian Federal Income Tax Considerations

The following is a general summary of the material Canadian federal income tax considerations applicable to shareholders who receive a payment of cash on the reduction of the stated capital of the common shares, and who, for the purposes of the Income Tax Act (“Canada”) (the “Tax Act”) and at all relevant times, deal at arm’s length with the Company, are not affiliated with the Company and hold their common shares as capital property. This summary is not applicable to a shareholder that is a “financial institution” (as defined in the Tax Act), a “specified financial institution” (as defined in the Tax Act), a shareholder an interest in which is a “tax shelter investment” (as defined in the Tax Act), a shareholder that has made a functional currency reporting election under the Tax Act, or a shareholder that has acquired shares under a stock option plan, and all such persons should consult with their own tax advisors.

A shareholder who meets all of the requirements referred to above is referred to as a “Holder” in this summary, and this summary does not address any person who is not a Holder as so defined.

This summary is based on the current provisions of the Tax Act, the current published administrative policies and assessing practices of the CRA, and all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”), and assumes that the Proposed Amendments will be enacted substantially as proposed.  In particular, the summary assumes that a particular Proposed Amendment relating to returns of capital by a public corporation such as the Company will be enacted substantially as proposed; however, no assurance can be given that the Proposed Amendments will be enacted in their present form, or at all. This summary does not otherwise take into account or anticipate any changes in the law whether by legislative, regulatory, administrative or judicial action, nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, all Holders should consult their own tax advisors having regard to their own particular circumstances. The discussion below is qualified accordingly.

Management has determined that the anticipated paid-up capital of the common shares as at the date of the Special Distribution will not be less than the amount of the Special Distribution.  Accordingly, this summary is based on the assumption that the amount that will be paid by the Company to the shareholders on the Special Distribution will not exceed the paid-up capital, for purposes of the Tax Act, of the common shares.

Under s. 84(4.1) of the Tax Act, where a corporation that is a public corporation, such as the Company, reduces the paid-up capital in respect of a its shares, the amount distributed to its shareholders on such reduction will be deemed to be a dividend unless the distribution is made on the winding-up, discontinuance or reorganization of the business of the corporation.  It is not certain that the proposed distribution is being made on the discontinuance of the business of the Company.

However, under the Proposed Amendments included in Bill C-48 (which is currently before the House of Commons), the Tax Act is proposed to be amended so that s. 84(4.1) will not apply to deem a dividend to arise from a return of capital by a public corporation where the return of capital is derived from proceeds of disposition realized by the public corporation from a transaction that occurred outside of the ordinary course of business of the corporation and within the 24 month period preceding the payment.  The amendment is proposed to be effective for returns of capital paid after 1996.  Management intends to pay the Special Distribution out of proceeds of disposition arising from the sale of the Disposed Assets, which occurred in April 2013, and within 24 months of that date.  Provided the Proposed Amendments are enacted as currently proposed, this exception should apply to the return of capital described in this Information Circular.

If the Proposed Amendments relating to s. 84(4.1) are not enacted or passed in their current form in Bill C-48, there is a substantial risk that the tax consequences to the shareholders will be materially different from the tax consequences described below.

Residents of Canada

The following portion of the summary applies to a Holder who, at all relevant times is, or is deemed to be, resident solely in Canada for purposes of the Tax Act (herein, a “Resident Holder”).

The adjusted cost base to a Resident Holder of the common shares held by such a Resident Holder will be reduced by an amount equal to the amount received by the Resident Holder in connection with the Special Distribution. If this reduction exceeds the adjusted cost base to the Resident Holder of the common shares held by such Resident Holder, the Resident Holder will realize a capital gain equal to such excess.  One-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder will be required to be included in computing such Resident Holder’s income as a taxable capital gain.

A capital gain realized by a Resident Holder who is an individual may give rise to a liability for minimum tax.  A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6⅔% on certain investment income, including taxable capital gains.

Non-Residents of Canada

This portion of the summary is applicable to a Holder who, for the purposes of the Tax Act and any applicable income tax convention or treaty, and at all relevant times, is not and is not deemed to be resident in Canada, and does not use or hold and is not deemed to use or hold Shares in connection with a business carried on in Canada (herein, a “Non-Resident Holder”).

The tax consequences of a payment made to a Non-Resident Holder as a reduction of stated capital will be generally the same as described above with respect to Resident Holders. No Canadian non-resident withholding tax will apply to such payment if and to the extent that the distribution is treated as a tax-free return of capital, as described above.

The adjusted cost base to a Non-Resident Holder of the common shares held by such Non-Resident Holder will be reduced by an amount equal to the amount received by the Non-Resident Holder in connection with the Special Distribution.  If this reduction exceeds the adjusted cost base to the Non-Resident Holder of the common shares held by such Non-Resident Holder, the Non-Resident Holder will realize a capital gain equal to such excess.  A Non-Resident Holder who realizes a capital gain with respect to common shares as a result of the reduction of stated capital will not be subject to Canadian income tax under the Tax Act in respect of such gain provided the Shares are not “taxable Canadian property” to such Non-Resident Holder.

Generally, shares of the Company will not constitute “taxable Canadian property” of a Non-Resident Holder at the time of disposition unless, at any time during the 60-month period that ends at the disposition, that Non-Resident Holder, together with non-arm’s-length persons, held 25% or more of the common shares of the Company and more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable properties situated in Canada, Canadian resource properties or timber resource properties (as defined in the Tax Act), or options in respect of, or interests in, or for civil law rights in, such properties (whether or not such properties exist).  Notwithstanding the foregoing, shares may also be deemed to be “taxable Canadian property” to a Non-Resident Holder under certain circumstances set out in the Tax Act.

Non-Resident Holders whose common shares are or may be taxable Canadian property should consult their own tax adviser regarding the tax consequences and considerations applicable to them of the Special Distribution.

Recommendation of Board – Reduction Resolution

The Board of Directors recommends that the Company’s shareholders vote in favour of the Reduction Resolution to approve the Special Distribution and reduction of capital as set out above. In order for the Reduction Resolution to be effective it must be approved by the affirmative vote of two-thirds of the votes cast in respect thereof by Shareholders present in person or by proxy at the Meeting. In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of the Reduction Resolution.

Amendment to Articles – Change of Name

Management of the Company intends to place before the Meeting, for approval, confirmation and adoption, with or without variation, a special resolution (the “Name Change Resolution”) to amend the Articles of the Company to change the name of the Company to “Trafalgar Capital Corp.” or to such name as the Board of Directors, in their sole discretion may resolve, the Registrar of Corporations appointed under the ABCA may permit and the Exchange may approve. The complete text of the Name Change Resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without variation, is set forth below.

“Be it resolved as a special resolution of the Company that:

4.

pursuant to Section 173(1)(a) of the Business Corporations Act (Alberta), the Articles of the Company be amended by changing the name of the Company to Trafalgar Capital Corp. or such other name as the board of directors, in their sole discretion may resolve, the Registrar of Corporations appointed under the Business Corporations Act (Alberta), may permit and the TSX Venture Exchange Inc. may approve;

5.

any one (1) director or officer of the Company is hereby authorized and directed to do all things and to execute all instruments, documents, articles of amendment or restated articles of incorporation as in their opinion may be necessary or desirable in order to give effect to this special resolution including but without limitation any restatement of the Articles of the Company; and

6.

notwithstanding the approval of the shareholders of the Company as herein provided, the board of directors of the Company may, in their sole discretion, revoke this special resolution before it is acted upon, without further approval of the shareholders of the Company.”

Recommendation of Board – Name Change Resolution

The Board of Directors recommends that the Company’s shareholders vote in favour of the Name Change Resolution to amend the Articles of the Company to change the name of the Company to “Trafalgar Capital Corp.” or such other name as the board of directors, in their sole discretion may resolve, as set out above. In order for the Name Change Resolution to be effective it must be approved by the affirmative vote of two-thirds of the votes cast in respect thereof by Shareholders present in person or by proxy at the Meeting. In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of the Name Change Resolution.

Adoption of Advance Notice Policy

On March 27, 2013, the Board adopted an Advance Notice Policy (a copy of which is attached as Schedule ‘B’ to this Information Circular) (the “Policy”). The Company is committed to: (i) facilitating an orderly and efficient process for the election of directors at annual general and special meetings; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The Policy provides, among other things, shareholders, directors and management of the Company with a clear framework for nominating directors. The Policy establishes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual general or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the Board that the Policy is in the best interests of the Company, its shareholders and other stakeholders. The policy will be subject to an annual review by the Board, and will reflect changes as required by securities regulatory authorities or stock exchanges, or so as to meet industry standards from time to time.  While the Policy is presently in effect, if the Policy is not approved by ordinary resolution of shareholders of the Company present in person or voting by proxy at the Meeting, then the Policy shall terminate and be void and of no further force and effect following the termination of the Meeting of shareholders.

Management of the Company intends to place before the Meeting, for approval, confirmation and adoption, with or without variation, an ordinary resolution (the “Advance Notice Resolution”) to approve the Policy. The complete text of the Advance Notice Resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without variation, is set forth below.

“Be it resolved as an ordinary resolution of the Company that:

7.

the Advance Notice Policy which was approved and adopted by the Board of Directors of the Company on March 27, 2013 be and is hereby ratified, confirmed and approved and be in full force and effect in accordance with its terms and conditions from and after such date.”

Recommendation of Board – Advance Notice Resolution

The Board of Directors recommends that the Company’s shareholders vote in favour of the Advance Notice Resolution to ratify and approve the Policy as set out above. In order for the Advance Notice Resolution to be effective it must be approved by the affirmative vote of a majority of the votes cast in respect thereof by Shareholders present in person or by proxy at the Meeting. In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of the Advance Notice Resolution.

Approval of Stock Option Plan

The Company is required, under the policies of the Exchange, to adopt a stock option plan for the benefit of directors, officers, employees and consultants of the Company and to seek shareholder approval for the stock option plan on an annual basis.  Currently the Company has adopted a 10% rolling stock plan (the “Existing Plan”) whereby a maximum of 10% of the Company’s issued and outstanding common shares are authorized for reservation for the grant of options from time to time. As of the date of this Information Circular, the total number of options outstanding under the Existing Plan is 1,575,000, representing 7.36% of the issued and outstanding common shares of the Company. Of this total, 1,505,000 options are granted to directors and officers of the Company.

The Board believes it is in the Company’s best interest to increase the number of common shares available under the Existing Plan so that the Company will be able to continue to provide incentives and to attract, retain and motivate employees, officers, directors and consultants. As a result, the directors propose to amend the Existing Plan to a fixed stock option plan (the “Amended Plan”). Pursuant to the Amended Plan, the maximum number of common shares of the Company which may be authorized for reservation for the grant of options from time to time shall be 20% of the Company’s issued and outstanding common shares as of the date of shareholder approval of the Amended Plan. A copy of the Amended Plan will be available at the Meeting.

Under the Amended Plan, the Board may from time to time grant to directors, senior officers, employees and consultants of the Company, as the Board shall designate, options to purchase from the Company such number of its common shares as the Board shall designate.  Some of the significant terms of the Amended Plan are as follows:

1.

The Company must obtain disinterested shareholder approval if the plan, together with any previous plans, could result at any time in the grant to Insiders (as defined in the Amended Plan), within a 12 month period, a number of options exceeding 10% of the issued shares of the Company.

2.

The total number of common shares to be reserved for issuance over the previous one year period for any optionee shall not exceed 5% of the issued common shares of the Company at the time of grant and the total number of common shares that may be reserved for issuance over the previous 12 month period for individuals engaged in an investor relations capacity shall not exceed 2% of the issued common shares of the Company at the time of grant.  In addition, the total number of common shares to be reserved for issuance over the previous 12 month period for any one consultant, shall not exceed 2% of the issued common shares of the Company at the time of grant.

3.

While the Company’s common shares are listed on the Exchange, the purchase price per common share for any option granted under the Amended Plan shall not be less than the market price of the Company’s common shares less any applicable discount in accordance with the policies of the Exchange.

4.

Options granted must expire not later than a maximum of five years from the date of the grant.

5.

Options will vest at the discretion of the board of directors.

6.

All options granted pursuant to the Amended Plan shall be non-assignable.

Management of the Company intends to place before the Meeting, for approval, confirmation and adoption, with or without variation, an ordinary resolution (the “Stock Option Plan Resolution”) to approve the Amended Plan. The complete text of the Stock Option Plan Resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without variation, is set forth below.

“Be it resolved as an ordinary resolution of the Company that:

1.

The Amended Plan as set forth in the Information Circular dated May 10, 2013 be approved and that the Board of the Company be authorized in their absolute discretion to establish and administer the Amended Option Plan in accordance with its terms and conditions;

2.

The maximum number of common shares of the Company reserved for issuance under the Amended Plan shall be the number equal to 20% of issued and outstanding common shares as at June 12, 2013; and

3.

The Board be authorized on behalf of the Company to make any amendments to the Amended Plan from time to time as may, in its discretion, be considered appropriate, provided that such amendments be subject to the approval of all applicable regulatory authorities.

4.

any one (or more) director or officer of the Company is authorized and directed, on behalf of the Company, to take all necessary steps and proceedings and to execute, deliver and file any and all declarations, agreements, documents and other instruments and do all such other acts and things (whether under corporate seal of the Company or otherwise) that may be necessary or desirable to give effect to this ordinary resolution.”

Recommendation of Board – Stock Option Plan Resolution

The Board of Directors recommends that the Company’s shareholders vote in favour of the Stock Option Plan Resolution to ratify and approve the Policy as set out above. In order for the Stock Option Plan Resolution to be effective it must be approved by the affirmative vote of a majority of the votes cast in respect thereof by Shareholders present in person or by proxy at the Meeting. In the absence of contrary directions, the Management Designees intend to vote proxies in the accompanying form in favour of the Stock Option Plan Resolution.

OTHER MATTERS

It is not known whether any other matters will come before the Meeting other than those set forth above and in the notice of meeting, but if any other matters do arise, the persons named in the proxy intend to vote on any poll, in accordance with their best judgment, exercising discretionary authority with respect to amendments or variations of matters ratified in the notice of meeting and other matters which may properly come before the Meeting or any adjournment.

NORMAL COURSE ISSUER BID

With the approval of the Exchange, the Company commenced a normal course issuer bid (the “Bid”) on May 3, 2013 which will terminate on May 3, 2014 or such earlier time as the Bid is completed or at the option of the Company. Under the Bid, the Company may purchase for cancellation, from time to time, as it considers advisable, up to 1,800,000 of its issued and outstanding common shares, being approximately 8.4% of the Company’s currently outstanding common shares and approximately 9.5% of the Company’s Public Float (as that term is defined in the policies of the Exchange. The Bid will be conducted in accordance with applicable securities laws and the policies of the Exchange. Purchases will be made on the open market through the facilities of the Exchange. Jordan Capital Markets Inc. of Vancouver, British Columbia will conduct the Bid on behalf of the Company. The price which the Company will pay for any shares purchased by it will be the prevailing market price of such common shares on the Exchange at the time of such purchase.

The Board believes that the current and recent market prices for the Company’s common shares do not give full effect to their underlying value and that, accordingly, the purchase of common shares under the Bid will increase the proportionate share interest of, and be advantageous to, all remaining shareholders. The normal course purchases will also afford an increased degree of liquidity to current shareholders who would like to dispose of their shares and will serve to stabilize the market price for the Company’s shares.

Shareholders may obtain, without charge, a copy of the “Notice of Intention to Make a Normal Course Issuer Bid” filed by the Company with the Exchange by contacting the Company as shown under “Additional Information” below.

ADDITIONAL INFORMATION

Additional information on the Company is available on the internet on SEDAR at www.sedar.com.  Financial information is provided in the Company’s financial statements and management discussion and analysis which are available on SEDAR.  The audited financial statements for the year ending November 30, 2012 together with the auditor’s report will be presented at the Meeting.  You may request copies of the Company’s financial statements and management discussion and analysis by completing the request card included with this Information Circular, in accordance to the instructions therein.

DATED as of May 10, 2013.

BY THE MANAGEMENT OF ALBERTA STAR DEVELOPMENT CORP.
“Stuart Rogers”
Stuart Rogers Director

Schedule

ALBERTA STAR DEVELOPMENT CORP.
(the "Company")

AUDIT COMMITTEE CHARTER

 (Implemented pursuant to National Instrument 52-110 (the "Instrument"))

A.

Composition and Process

1.

The Audit Committee shall be composed of a minimum of three members of the Board of Directors, a majority of whom are not officers or employees of the Company or any of its affiliates (as defined in the Business Corporations Act (Alberta)).

2.

Members shall serve one-year terms and may serve consecutive terms, which are encouraged to ensure continuity of experience.

3.

The Chairperson shall be appointed by the Board of Directors for a one-year term, and may serve any number of consecutive terms.

4.

All members of the Audit Committee shall be financially literate. Financial literacy is the ability to read and understand a balance sheet, income statement and cash flow statement that present a breadth and level of complexity comparable to the Company's financial statements.

5.

The Chairperson shall, in consultation with management and the external auditor and internal auditor (if any), establish the agenda for the meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for study prior to the meeting. The external auditor will also receive notice of all meetings of the Audit Committee. The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

6.

The Audit Committee shall meet at least four times per year and may call special meetings as required. A quorum at meetings of the Audit Committee shall be its Chairperson and one of its other members or the Chairman of the Board of Directors. The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference if this is deemed appropriate.

7.

The minutes of the Audit Committee meetings shall accurately record the decisions reached and shall be distributed to Audit Committee members with copies to the Board of Directors, the Chief Executive Officer, the Chief Financial Officer and the external auditor.

8.

The Audit Committee reviews, prior to their presentation to the Board of Directors and their release, all material financial information required by securities legislation and policies.

9.

The Audit Committee enquires about potential claims, assessments and other contingent liabilities.

10.

The Audit Committee periodically reviews with management, depreciation and amortization, policies, loss provisions and other accounting policies for appropriateness and consistency.

11.

The Charter of the Audit Committee shall be reviewed by the Board of Directors on an annual basis.

A.

Authority

1.

Appointed by the Board of Directors pursuant to provisions of the Business Corporations Act (Alberta) and the bylaws of the Company.

2.

Primary responsibility for the Company's financial reporting, accounting systems and internal controls is vested in senior management and is overseen by the Board of Directors. The Audit Committee is a standing committee of the Board of Directors established to assist it in fulfilling its responsibilities in this regard. The Audit Committee shall have responsibility for overseeing management reporting on internal controls. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.

3.

In fulfilling its responsibilities, the Audit Committee shall have unrestricted access to the Company's personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

4.

The Audit Committee shall have direct communication channels with the internal auditor (if any) and the external auditor to discuss and review specific issues, as appropriate.

5.

The Audit Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties.

6.

The Audit Committee shall establish the compensation to be paid to any advisors employed by the Audit Committee and such compensation shall be paid by the Company as directed by the Audit Committee.

A.

Relationship with External Auditors

1.

An external auditor must report directly to the Audit Committee.

2.

The Audit Committee is directly responsible for overseeing the work of the external auditor including the resolution of disagreements between management and the external auditor regarding financial reporting.

3.

The Audit Committee shall implement Structures and procedures to ensure that it meets with the external auditor on at least annually in the absence of management.

A.

Accounting Systems, Internal Controls and Procedures

1.

Obtain reasonable assurance from discussions with and/or reports from management, and reports from external auditors that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Company and its subsidiaries and affiliates.

2.

The Audit Committee shall review to ensure to its satisfaction that adequate procedures are in place for the review of the Company's disclosure of financial information extracted or derived from the Company's financial statements and will periodically assess the adequacy of those procedures.

3.

Direct the external auditor's examinations to particular areas.

4.

Review control weaknesses identified by the external auditor, together with management's response.

5.

Review with the external auditor its view of the qualifications and performance of the key financial and accounting executives.

6.

In order to preserve the independence of the external auditor the Audit Committee will:

a)

recommend to the Board of Directors the external auditor to be nominated; and

b)

recommend to the Board of Directors the compensation of the external auditor's engagement.

1.

The Audit Committee shall review and pre-approve any engagements for non-audit services to be provided by the external auditor or its affiliates, together with estimated fees, and consider the impact on the independence of the external auditor.

2.

Review with management and with the external auditor any proposed changes in major accounting policies, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material to financial reporting.

3.

The Audit Committee shall review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and most recent former external auditor of the Company.

4.

The Audit Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

5.

The Audit Committee shall on an annual basis, prior to public disclosure of its annual financial statements, ensure that the external auditor has entered into a participation agreement and has not had its participant status terminated, or, if its participant status was terminated, has been reinstated in accordance with the Canadian Public Accountability Board ("CPAB") bylaws and is in compliance with any restriction or sanction imposed by the CPAB.

B.

Statutory and Regulatory Responsibilities

1.

Annual Financial Information - review the annual audited financial statements, including any letter to shareholders and related press releases and recommend their approval to the Board of Directors, after discussing matters such as the selection of accounting policies (and changes thereto), major accounting judgments, accruals and estimates with management and the external auditor.

2.

Annual Report - review the management discussion and analysis ("MD &A") section and all other relevant sections of the annual report to ensure consistency of all financial information included in the annual report.

3.

Interim Financial Statements - review the quarterly interim financial statements, including any letter to shareholders and related press releases and recommend their approval to the Board of Directors.

4.

Earnings Guidance/Forecasts - review forecasted financial information and forward looking statements.

5.

Review the Company's financial statements, MD & A and earnings press releases before the Company publicly discloses this information.

A.

Reporting

1.

Report, through the Chairperson of the Audit Committee, to the Board of Directors following each meeting on the major discussions and decisions made by the Audit Committee.

2.

Report annually to the Board of Directors on the Audit Committee's responsibilities and how it has discharged them.

3.

Review the Audit Committee's Charter annually and recommend the approval of any proposed amendments to the Board of Directors.

A.

Other Responsibilities

1.

Investigating fraud, illegal acts or conflicts of interest.

2.

Discussing selected issues with corporate counsel or the external auditor or management.

SCHEDULE ‘B’

ALBERTA STAR DEVELOPMENT CORP.

ADVANCE NOTICE POLICY

INTRODUCTION

Alberta Star Development Corp. (the “Company”) is committed to: (i) facilitating an orderly and efficient process for the election of directors at annual general and special meetings; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation.

The purpose of this advance notice policy (the “Policy”) is to provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. This Policy establishes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual general or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the board of directors of the Company (the “Board”) that this Policy is in the best interests of the Company, its shareholders and other stakeholders. This policy will be subject to an annual review by the Board, and will reflect changes as required by securities regulatory authorities or stock exchanges, or so as to meet industry standards from time to time.

NOMINATIONS OF DIRECTORS

1.

Only persons who are eligible under the Business Corporations Act (Alberta) (the “Act”) and who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. At any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called is the election of directors, nominations of persons for election to the Board may be made only:

(a)

by or at the direction of the Board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the Act, or pursuant to a requisition of the shareholders made in accordance with the provisions of the Act; or

(c)

by any person (a “Nominating Shareholder”):

(i)

who, at the close of business on the date of the giving of the notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

(ii)

who complies with the notice procedures set forth below in this Policy.

2.

In addition to any other requirements under applicable law, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Chief Executive Officer of the Company in accordance with paragraph .

3.

To be timely, a Nominating Shareholder’s notice to the Chief Executive Officer of the Company must be made:

(a)

in the case of an annual general meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first Public Announcement (as defined in paragraph  of this Policy) of the date of the annual general meeting was made (the “Notice Date”), notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)

in the case of a special meeting (which is not also an annual general meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first Public Announcement of the date of the special meeting of shareholders was made.

In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder’s notice as described above.

4.

To be in proper written form, a Nominating Shareholder’s notice to the Chief Executive Officer of the Company must set forth:

(a)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i)

the name, age, business address and residential address of the person;

(ii)

the current principal occupation, business or employment of the person,  the name and principal business of any company in which such employment is carried on, and similar information as to all the principal occupations, businesses or employments within the five preceding years;

(iii)

the class or series and number of shares in the capital of the Company which are directly or indirectly controlled or directed or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and

(iv)

any other information relating to the person that would be required to be disclosed in a proxy circular or a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined in paragraph  of this Policy) (including such person’s written consent to being named in the proxy circular as a nominee and to serving as a director if elected); and

(b)

as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

5.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act or at the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions of this Policy and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.

For purposes of this Policy:

(a)

“Public Announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com; and

(b)

“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each relevant province and territory of Canada.

7.

Notwithstanding any other provision of this Policy, notice given to the Chief Executive Officer of the Company pursuant to this Policy may only be given by personal delivery or by facsimile transmission, and shall be deemed to have been given and made only at the time it is served by personal delivery to the Chief Executive Officer at the mailing address on the Company’s SEDAR profile or sent by facsimile transmission to the fax number on the Company’s SEDAR profile (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Calgary time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

8.

Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on March 27, 2013 (the “Effective Date”) and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date. Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of shareholders of the Company present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Policy shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

ALBERTA STAR Development Corp.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on June 12, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 AM (Pacific Time) on Monday, June 10, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

02AP13040.E.sedar/000001/000001/i

Appointment of Proxyholder

I/We, being holder(s) of Alberta Star Development Corp. hereby appoint:
Stuart Rogers, or failing him, Guido Cloetens, or failing him, Gordon Steblin,

OR

Print the name of the person you are appointing if this person is someone other than the Chaiman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Alberta Star Development Corp. to be held at 1000 – 840 Howe Street, Vancouver, British Columbia, on June 12, 2013 at 10:00 AM (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. **Number of Directors** To set the number of Directors at six (6).	☐	☐

2. **Election of Directors**

	For	Withhold		For	Withhold		For	Withhold
01. Stuart Rogers	☐	☐	02. Robert Hall	☐	☐	03. Martin Burian	☐	☐
04. Erwin Holsters	☐	☐	05. Tom Ogryzlo	☐	☐	06. Guido Cloetens	☐	☐

	For	Withhold
3. **Appointment of Auditors** Appointment of James Stafford, Chartered Accountants as Auditors of the Company for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

	For	Against
4. **Reduction of Capital of the Company** To consider and, if thought advisable, to pass, with or without variation, the special resolution as more particularly set forth in the accompanying Management Information Circular prepared for the purpose of the Meeting, approving the reduction of the stated capital account of the common shares of the Company.	☐	☐
5. **Amendment to Articles of Company to Change Name** To consider and, if thought advisable, to pass, with or without variation, the special resolution as more particularly set forth in the accompanying Management Information Circular prepared for the purpose of the Meeting, approving an amendment to the articles of the Company to change the name of the Company.	☐	☐
6. **Adoption of Advance Notice Policy** To consider and, if thought advisable, to pass, with or without variation, the ordinary resolution as more particularly set forth in the accompanying Management Information Circular prepared for the purpose of the Meeting, approving the adoption of an advance notice policy.	☐	☐
7. **Approval of Stock Option Plan** To consider and, if thought advisable, to pass, with or without variation, the ordinary resolution as more particularly set forth in the accompanying Management Information Circular prepared for the purpose of the Meeting, approving the adoption of the amended Stock Option Plan of the Company.	☐	☐

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I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

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Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  May 13, 2013

By:      /s/ Stuart Rogers

Stuart Rogers

Director